

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

> **Re:** **Norcraft Companies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-191607**

Dear Mr. Ginter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reorganization, page 35

1. Please revise your disclosures to include the information you previously disclosed in your historical financial statements and in your response letters to us, including:
   - the assets and liabilities of Holdings will be included in the financial statements of Norcraft Companies, Inc. at their carrying amounts as of the date of the reorganization;
   - the interests held by MEB Norcraft LLC, Buller Norcraft Holdings LLC and the current and former members of management and board in Norcraft Companies LLC will be reported as non-controlling interests in the financial statements of Norcraft Companies, Inc.;
   - Norcraft GP has not been capitalized and has no assets or liabilities and no commitment to fund cash flow deficits or furnish direct or indirect financial assistance to the Company; and
   - prior to the Reorganization SKM Norcraft Corp. and Trimaran Cabinet Corp. were not operating entities and had no results of operations or cash flows, other than receipts of

distributions from Norcraft Holdings, L.P. or tax refunds; intend to distribute any assets, other than their interests in Norcraft Holdings L.P., to their respective shareholders prior to the reorganization; and have no material liabilities and will agree to indemnify the Company for any liabilities incurred prior to entering into the reorganization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Carl P. Marcellino, Ropes & Gray LLP